212-773-5368 T-464 P.02/02 F-445

AM 8-17-04

04013041

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 10 2004
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 8/17

SEC FILE NUMBER
8-35820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Glen Rauch Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 16th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glen Rauch Securities, Inc. **212-363-9760**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
Glen Rauch Securities, Inc.

We have audited the accompanying statement of financial condition of Glen Rauch Securities, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glen Rauch Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2004

Glen Rauch Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 51,409
Receivables from brokers, dealers and others	236,177
Securities owned, at market value	4,210,711
Goodwill	1,960,000
Intangible asset (net of accumulated amortization of $98,000)	392,000
Other assets	117,204
Total assets	$ 6,967,501
Liabilities and stockholder's equity	
Liabilities:	
Payables to brokers, dealers and others	$ 2,595,365
Accounts payable and accrued expenses	320,862
Total liabilities	2,916,227
Stockholder's equity:	
Common stock (100 shares authorized, issued and outstanding, $1.00 par value)	100
Additional paid-in capital	3,649,900
Retained earnings	401,274
Total stockholder's equity	4,051,274
Total liabilities and stockholder's equity	$ 6,967,501

See notes to financial statements.

Glen Rauch Securities, Inc.

Notes to Financial Statements

December 31, 2003

1. Organization

Glen Rauch Securities, Inc. (the "Company") is engaged primarily in the retail and institutional brokerage business and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Valley National Bank (the "Parent").

The Parent purchased Glen Rauch Securities, Inc. on January 1, 2003 for $3,650,000 in cash. The fair value of the net assets acquired was $1,200,000. In addition, an intangible asset, consisting of a covenant not to compete of $490,000 was recorded. The remainder of the excess of the purchase price was allocated to goodwill, totaling $1,960,000.

The Company clears its securities transactions through Bear Stearns Clearing Corporation (the "clearing broker").

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and are recorded in other assets on the statement of financial condition. Computer equipment is depreciated using the straight-line method over the estimated useful life of the asset. Generally, these useful lives range from 1 to 5 years. Major leasehold improvements are capitalized and amortized over the life of the lease, while repairs and maintenance costs are charged to operations as incurred.

2. Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets

The Company reviews goodwill for impairment at least annually or more frequently as circumstances indicate. The intangible asset consists of a covenant not to compete that is being amortized on a straight line basis over five years and is evaluated at least annually for impairment or more frequently, as circumstances indicate. For the year ended December 31, 2003, no impairment expense was recorded.

3. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from brokers, dealers and others are deposits with the clearing organization and interest and commissions receivable. Included in payables to brokers, dealers and others are the amounts due to the clearing broker for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker that it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

At December 31, 2003, amounts receivable from and payable to brokers, dealers and others consist of the following:

	Receivable from brokers, dealers and others	Payable to brokers, dealers and others
Deposit with clearing broker	$ 161,460	$ -
Due to clearing broker	-	2,592,332
Commissions receivable	8,730	-
Interest receivable / payable	65,987	3,033
	$ 236,177	$ 2,595,365

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

4. Securities Owned

Securities owned are recorded at market value and consist of the following at December 31, 2003:

State and municipal obligations	$ 3,693,879
Other corporate debt securities	516,832
	$ 4,210,711

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a tax sharing agreement between the Parent and the Company. In accordance with this agreement, any temporary tax differences will be attributed to the Parent. The components of income tax expense for the year ended December 31, 2003 are:

Federal	- current	$214,129
	- deferred	1,706
State	- current	15,665
	- deferred	317
		$231,817

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance. At December 31, 2003, no significant deferred tax assets exists. The provision for income taxes is more than that calculated by applying the statutory federal income tax rate principally due to state and local income taxes.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of approximately $1,428,086 that was $1,328,086 in excess of the amount required to be maintained at that date.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2003, the Company was in compliance with all such requirements.

7. Commitments and Contingencies

The Company renewed its lease agreement with 44 Wall Street, LLC., effective January 1, 2004, for ten years. Rent expense was $157,343 for the year ended December 31, 2003 and is included in occupancy and equipment on the statement of income.

At December 31, 2003 the Company's future minimum rental commitments based upon the terms (including escalation costs) under non cancelable leases which have an initial or remaining term of one year or more were as follows (in thousands):

2004	$ 116,662
2005	116,662
2006	116,662
2007	116,662
2008	116,662
Thereafter	628,180
	$1,211,490

The Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

8. Employee Benefits

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated share of the Parent's stock-based compensation cost calculated in accordance with the fair value provisions of FASB Statement 123 *Accounting for Stock Based Compensation.* For the year ended December 31, 2003, stock based compensation cost allocated to the Company was $10,731.

The Parent has a 401(k) plan which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plan at its discretion, based on its profits for the year. The aggregate contributions to the plan for the year ended December 31, 2003 were approximately $23,952 and is included in compensation and benefits in the statement of income.

9. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities are carried at contracted amounts approximating fair value.

10. Related Party Transactions

At December 31, 2003, the Company had $8,144 on deposit with the Parent.